FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 21, 2002

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW, Calgary Alberta Canada T2N 1X7

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F     [  X  ]    Form 40-F   [     ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes     [     ]    No   [  X  ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BALANCE SHEETS
STATEMENT OF CASH FLOWS
STATEMENTS OF LOSS AND DEFICIT

210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE

ONCOLYTICS BIOTECH ANNOUNCES 2002 THIRD QUARTER RESULTS

CALGARY, AB, — November 20, 2002 — Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced its financial results for the three and nine-month periods ending September 30, 2002.

Third Quarter Highlights:

•	Continued the enrollment process for two human trials for REOLYSIN®:

–	a T2 prostate cancer trial; and,

–	a Phase I/II trial for recurrent malignant glioma (brain cancer);

•	Commenced and successfully completed a key systemic toxicology study in primates; and

•	Secured a fifth U.S. patent covering REOLYSIN® technology.

“During the quarter, we further advanced the development of REOLYSIN® through our focused clinical program,” said Dr. Brad Thompson, President and CEO of Oncolytics. “In addition, we made progress in preparing for a systemic administration clinical trial for REOLYSIN®, and secured a fifth U.S. patent, further protecting our intellectual property.

“Subsequent to the quarter end, we also strengthened our Board and senior management team with two key appointments. Dr. George Gill joined the Company as Senior VP, Clinical and Regulatory Affairs, and Dr. William A. Cochrane, O.C., was appointed to our Board of Directors,” said Dr. Thompson. “These two appointments add significant depth to our management team and Board of Directors.”

Financial Review

For the three months ended September 30, 2002, the Company reported a net loss of $1,989,883 or $.09 per share compared to a net loss of $2,445,661 or $.13 per share for the same period in 2001. For the nine months ended September 30, 2002, the Company reported a net loss of $4,549,302 or $.23 per share compared to a net loss of $4,815,725 or $.27 per share for the corresponding period a year ago.

As its products are still under development, the Company reported no revenue for either period, other than revenue derived from interest earned on its cash and investment balances. For the three months ended September 30, 2002, interest earned was $52,799, as compared to $160,587 for the same period a year ago. For the first nine months of 2002, interest earned was $164,416, compared to $564,529 for the first nine months of 2001. The decreases are primarily attributable to the relative decrease in cash balances in these periods.

Research and development expenses were $1,621,500 for the three months ended September 30, 2002, and $3,196,218 for the nine months ended September 30, 2002, as compared to $2,041,166 for the three months ended September 30, 2001 and $3,627,111 for the nine months ended September 30,

2001. The differences in 2002 over 2001 are primarily attributable to a $1.0 million milestone payment to founding shareholders recorded in the third quarter of 2001 without a similar cost in the third quarter of 2002, reductions arising from the conclusion of the Phase I human clinical trial and reduced activity in process development. This was partially offset by the increased activity in the quarter resulting from the commencement of the prostate and glioma trials, and a key systemic toxicology study.

Operating expenses were $444,982 for the three months ended September 30, 2002 and $1,585,955 for the nine months ended September 30, 2002, as compared to $427,209 for the three months ended September 30, 2001, and $1,446,801 for the nine months ended September 30, 2001. The increase is due to increased costs directly attributable to increased legal and insurance costs and other activities supporting the Company’s communications and filing requirements.

Amortization for the three months ended September 30, 2002 increased to $146,200 from $119,536 for the same period in 2001. The increase was primarily due to increased assets, primarily patent costs, subject to amortization.

As at September 30, 2002, the Company’s cash balance was $7,746,242 and working capital was $7,207,134, as compared to a cash balance of $14,970,756 and working capital of $12,769,203 as at December 31, 2001.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill human cancer cells in vitro that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®. The company is currently conducting a T2 prostate cancer study, and a Phase I/II recurrent malignant glioma (brain cancer) study.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including expectations as to progress in the clinical trial program and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue Research and Development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For Canada:	For United States:
Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Doug Ball	Jason Hogan	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	50 Pine Street, 6th Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10005
Tel: 403.670.7377	Tel: 416.815.0700 ext. 222	T: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	F: 212.825.3229
www.oncolyticsbiotech.com	jhogan@equicomgroup.com	theproteam@aol.com

ONCOLYTICS BIOTECH INC.

BALANCE SHEETS

	Unaudited	Audited
	September 30, 2002	December 31, 2001
	$	$

ASSETS
Current assets:
Cash	7,746,242	14,970,756
Accounts receivable	75,573	95,321
Prepaid expenses	127,135	24,189

	7,948,950	15,090,266
Capital assets	4,416,223	3,982,293
Investments (note 3)	4,966,151

	17,331,324	19,072,559

LIABILITIES
Accounts payable and accrued liabilities	741,816	2,321,063

Alberta Heritage Foundation Loan	150,000	150,000

Future income tax liability	161,904	647,618

Shareholders’ equity:
Share capital (note 2)	28,535,981	23,812,953
Contributed surplus	2,650,000	2,500,000
Deficit	(14,908,377)	(10,359,075)

	16,277,604	15,953,878

	17,331,324	19,072,559

ONCOLYTICS BIOTECH INC.

STATEMENT OF CASH FLOWS

Unaudited

	9 months ended		3 months ended		Cumulative from
	September 30		September 30		inception on
					April 2, 1998 to
	2002	2001	2002	2001	September 30, 2002
	$	$	$	$	$

OPERATING ACTIVITIES
Net Loss for the period	(4,549,302)	(4,815,725)	(1,989,883)	(2,445,661)	(14,908,377)
Deduct non-cash items	—
Amortization	418,840	342,531	146,200	119,536	1,091,169
Future income tax recovery	(485,713)	(81,789)	(161,904)	(27,263)	(953,095)
Net change in non-cash working capital	(1,777,349)	1,555,893	(28,878)	1,370,039	411,573

	(6,393,524)	(2,999,090)	(2,034,465)	(983,349)	(14,358,730)
INVESTING ACTIVITIES
Purchase of capital assets	(737,867)	(443,275)	(214,770)	(274,095)	(1,764,854)
Investment in BCY LifeSciences Inc.	(127,123)	—	(2,123)	—	(127,123)

	(864,990)	(443,275)	(216,893)	(274,095)	(1,891,977)

FINANCING ACTIVITIES
Alberta Heritage Loan	—	—	—	—	150,000
Proceeds from exercise of warrants and options	34,000	1,681,615	34,000	480,513	2,760,103
Proceeds from private placement	—	—	—	—	4,903,643
Proceeds from public offering	—	—	—	—	16,183,203

	34,000	1,681,615	34,000	480,513	23,996,949

Increase (decrease) in cash during period	(7,224,514)	(1,760,750)	(2,217,358)	(776,931)	7,746,242
Cash, beginning of the period	14,970,756	17,619,110	9,963,600	16,635,291

Cash, end of the period	7,746,242	15,858,360	7,746,242	15,858,360	7,746,242

ONCOLYTICS BIOTECH INC.

STATEMENTS OF LOSS AND DEFICIT

Unaudited

	9 months ending		3 months ending
	September 30		September 30		Cumulative from
					inception on
	2002	2001	2002	2001	April 2, 1998 to
	$	$	$	$	September 30, 2002

Revenue
Rights revenue					310,000
Interest income	164,416	564,529	52,799	160,587	1,728,227

	164,416	564,529	52,799	160,587	2,038,227

Expenses
Research and development	3,196,218	3,627,111	1,621,500	2,041,166	12,489,357
Operating	1,585,955	1,446,801	444,982	427,209	4,290,756
Amortization	418,840	342,531	146,200	119,536	1,091,168

	5,201,013	5,416,443	2,212,682	2,587,911	17,871,281

Loss before income taxes	5,036,597	4,851,914	2,159,883	2,427,324	15,833,054
Future income tax expense (recovery)	(487,295)	(36,189)	(170,000)	18,337	(924,677)

Net loss for the period	4,549,302	4,815,725	1,989,883	2,445,661	14,908,377
Deficit, beginning of the period	10,359,075	4,187,614	12,918,494	6,557,678

Deficit, end of the period	14,908,377	9,003,339	14,908,377	9,003,339	14,908,377

Basic and diluted loss per share	0.23	0.27	0.09	0.13

Weighted average number of shares	19,956,908	18,018,392	21,130,121	18,444,744

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ONCOLYTICS BIOTECH INC (Registrant)

By: /s/ Douglas A. Ball ____________________________________ Douglas A. Ball Chief Financial Officer

Date: November 21, 2002